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NEWS                                                     NR94-92
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                                     Media Inquiries:    Katherine K. Putnam
                                                         (713)439-2455

                                     Analyst Inquiries:  Molly E. Ladd
                                                         (713)439-2592

THE WILLIAMS COMPANIES AND TRANSCO ANNOUNCE MERGER AGREEMENT


    HOUSTON (Dec. 12, 1994) -- The Williams Companies, Inc. and Transco Energy Company announced today that they have entered into a merger agreement. Under the agreement, Williams will make a cash tender offer to acquire up to 24.6 million shares, or 60 percent, of Transco's common stock and related common stock purchase rights for $17.50 per share and right. The cash tender offer will be followed by a stock merger in which shares of Transco common stock not purchased in the tender offer will be exchanged for 0.625 shares of Williams' common stock. The merger agreement has been approved by Williams' board of directors and by Transco's board of directors.

The total value of the cash tender offer and merger, including the exchange of new series of Williams convertible preferred stock for Transco's two outstanding series of convertible preferred stock and including Transco's outstanding indebtedness is estimated at $3.0 billion. At $17.50 per Transco common share, the cash tender offer represents a 38.6 percent premium to the closing price of Transco's common stock on Friday Dec. 9, 1994.

Under the agreement, Williams will begin the cash tender offer on Friday, Dec. 16, which will expire at midnight, Eastern Standard Time, On Jan. 17, 1995, unless extended by Williams. The tender offer will be conditioned on, among other things, the tender of no fewer than 20,900,000 shares, or 51 percent of Transco's common stock, expiration of Hart-Scott-Rodino Act waiting period, and other customary conditions. Following completion of the tender offer, a newly formed subsidiary of Williams will be merged into Transco, with Transco continuing as a wholly owned subsidiary of The Williams Companies.

                                    -more-


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In the merger, outstanding shares of Transco $4.75 Cumulative Convertible
Preferred Stock would be converted into the right to receive an equal number of shares of a new series of Williams $4.75 Cumulative Convertible Preferred Stock convertible into .5588 Williams common shares and otherwise having substantially equivalent rights. Also in the merger, Transco $3.50 Cumulative Convertible Preferred Stock would be converted into the right to receive an equal number of shares of a new series of Williams $3.50 Cumulative Convertible Preferred Stock convertible into 1.5625 Williams common shares and otherwise having substantially equivalent rights.

In the event that more than 24.6 million shares are validly tendered, and not withdrawn, and shares are accepted for payment by Williams, shares purchased will be subject to proration in accordance with applicable law. As part of the transaction, Williams and Transco have entered into a stock option agreement providing for a grant of an option to Williams to purchase following the occurrence of specified events, at $17.50 per share, up to 7.5 million additional shares of Transco common stock. If Williams exercises the stock option, Transco has the right, in lien of delivering Transco common shares, to cancel the option for a cash payment not to exceed $2 per option share. Transco has also agreed under certain circumstances to reimburse Williams for its expenses, subject to a maximum limitation.

Merrill Lynch & Co. represented Transco in the transaction. Smith Barney, Inc. represented Williams in the transaction and will act as dealer manager in the cash tender offer. No soliciting dealer fees will be paid. Neither this news release nor the offer constitutes an offer to sell or a solicitation of an offer to buy any securities. Any offer may only be made by means of a prospectus.

Transco, listed on the New York Stock Exchange under the symbol E, owns and operates TGPL, Texas Gas and Transco Gas Marketing Company (TGMC). Transco also has investments in other energy assets.
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TGPL, headquartered in Houston, owns and operates 10,500 miles of pipeline extending from the Gulf of Mexico through the South and along the Eastern Seaboard to New York City. Its primary customers are natural gas and electric utility companies in the East and Northeast.

Texas Gas, headquartered in Owensboro, Ky., owns and operates 6,100 miles of pipeline extending from the Louisiana Gulf Coast up the Mississippi River Valley to Indiana and Ohio. In addition to serving markets in this area, Texas Gas also serves the Northeast through connections with other pipelines.

TGMC buys, sells and arranges transportation for natural gas primarily in the eastern and midwestern United States and Gulf Coast region, processes natural gas and sells natural gas liquids.

Williams, listed on the NYSE under the symbol WMB, owns and operates: Northwest Pipeline Corporation, a 3,900-mile interstate natural gas pipeline system serving the Pacific Northwest; Williams Natural Gas Company, a 6,200-mile interstate natural gas pipeline serving the heart of the U.S.; Williams Pipe Line Company, an 8,800-mile interstate petroleum products pipeline system serving 11 central U.S. states; Williams Field Services Group, which gathers and processes natural gas, primarily in the western U.S.; Williams Energy Ventures, which provides a broad range of financial and information-based services to the energy industry and develops new investment opportunities; WilTel, a national telecommunications company that specializes in serving businesses; and 50 percent interest in Kern River Gas Transmission Company, a 930-mile interstate natural gas pipeline system linking southwestern Wyoming with southern California.

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At Williams, contact:      Media Inquiries:    Jim Gipson     (918) 588-2111
                           Analyst Inquiries:  Linda Lawson   (918) 588-2087
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